Exhibit 99.1

Perion Network Ltd. Announces Closing of $66 Million Follow-on Offering of Ordinary Shares, Including Full Exercise of Underwriters’ Option to Purchase Additional Shares

Tel Aviv & New York – January 22, 2021 – Perion Network Ltd. (NASDAQ: PERI), a global advertising technology company that delivers its Synchronized Digital Branding solution across the three main pillars of digital advertising – ad search, social media and display / video / CTV advertising – today announced that its previously announced public offering closed on January 22, 2021. The total number of ordinary shares sold by the Company was 5,738,500, inclusive of the full exercise of the underwriters’ option to purchase up to an additional 748,500 shares, at the public offering price of $11.50 per share, less underwriting discounts and commissions. After giving effect to the option closing, the shares sold by the Company resulted in aggregate gross proceeds to the Company of approximately $66 million before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

Perion’s ordinary shares are listed on the Nasdaq Global Select Market and TASE under the ticker symbols “PERI” and “PERI.TA”, respectively.

“Perion is building a unique asset in the digital media ecosystem,” said Eyal Kaplan, Chairman of the Board of Directors of Perion. “The successful, upsized follow-on offering that we have completed is a testament to the confidence that investors have in our long-term growth strategy and commitment to operational and financial excellence. We thank our shareholders for their trust in us, and we will continue to work tirelessly for them, our employees, and customers.”

Oppenheimer & Co. Inc. and Stifel, Nicolaus & Company, Incorporated acted as joint book-running managers in this offering. Roth Capital Partners and Lake Street Capital Markets, LLC acted as co-managers. Needham & Co. is serving as an advisor of the Company.

Perion intends to use the net proceeds from the offering as additional working capital, for funding the growth of its business, including potentially, funding any merger or acquisition opportunities that may arise with companies that have products, services and technologies that are complementary to its business, and for general corporate purposes.

A shelf registration statement relating to the ordinary shares issued in the offering was filed with the SEC and is effective. A final prospectus supplement and the accompanying base prospectus relating to and describing the final terms of the offering may be obtained from the SEC’s website located at www.sec.gov or from Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, New York 10004, by telephone at +1 (212) 667-8055, or by email at EquityProspectus@opco.com; Stifel, Nicolaus & Company, Incorporated, Attention: Prospectus Department, One Montgomery Street, Suite 3700, San Francisco, California 94101, by telephone at +1 (415) 364-2720, or by email at syndprospectus@stifel.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Perion Network Ltd.

Perion is a global technology company that delivers strategic business solutions that enable brands and advertisers to efficiently and successfully “Capture and Convince” users across multiple platforms and channels, including interactive connected television – or iCTV. Perion achieves this through its Synchronized Digital Branding capabilities, which are focused on high impact creative; content monetization; its branded search network, in partnership with Microsoft Bing; and social media management that orchestrates and optimizes paid advertising.  This diversification positions Perion for growth as budgets shift across categories.

Contact
Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 (52) 5694441
ramir@perion.com

Source: Perion Network Ltd.